Algonquin Power & Utilities Corp. to Provide Business Update at Investor Day

OAKVILLE, Ontario – December 14, 2021 – Today Algonquin Power & Utilities Corp. ("AQN" or the “Company”) (TSX/NYSE: AQN) will be hosting its annual Analyst and Investor Day in a virtual format. During the event, members of the executive team will provide an update on AQN’s strategic priorities and an overview of its financial position.
"We executed on many strategic initiatives in 2021, including the agreement to purchase Kentucky Power, an acquisition aligned with our three strategic pillars of growth, operational excellence and sustainability,” said Arun Banskota, President and Chief Executive Officer of AQN. “As we look ahead, against the backdrop of strong policy tailwinds and a large renewable energy investment opportunity, we are pleased to announce a capital plan of $12.4 billion for 2022 through 2026. Both our regulated and renewables businesses are well positioned to benefit from and contribute to the decarbonization transition, while creating long term shareholder value.”
Business Highlights:
•The Company continues to focus on its strategic pillar of growth, including a new $12.4 billion capital plan from 2022 through 2026, which represents a net $3.0 billion increase from AQN’s previous $9.4 billion plan for 2021 through 2025. With the Company having deployed nearly $3.4 billion during the first nine months of 2021, the new five-year capital plan includes $6.4 billion of incremental capital investment compared to the previous plan.

•The Company has advanced over 600 MW from its prospective greenfield pipeline into its new five-year capital plan, including: (i)  four solar projects in the U.S. Permian Basin to be developed under the framework agreement with Chevron Corporation, (ii) Blue Violet Wind, a Michigan wind project, and (iii) Riverbend, an Illinois hybrid wind and solar project that may also incorporate battery storage.

•The Company continues to expand its prospective greenfield development pipeline, which is now comprised of approximately 3,800 MW of wind and solar opportunities and approximately 1,700 MWh of battery storage opportunities.
Financial Highlights and Outlook:
•Approximately 70%, or $8.8 billion, of the investment opportunities in the Company’s $12.4 billion capital plan from 2022 through 2026 are expected to be invested by the Regulated Services Group, while approximately 30%, or $3.6 billion, are expected to be invested by the Renewable Energy Group.
•AQN expects Adjusted Net Earnings per share of $0.72 to $0.77 for the 2022 fiscal year and forecasts an Adjusted Net Earnings per share compound annual growth rate in the range of 7%-9% for the five-year period from 2022 through 2026. Please see “Caution Regarding Forward-Looking Information” and “Non-GAAP Financial Measures” below.
All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.
Presentation materials will be available on the Company’s website at www.algonquinpower.com.
Conference call details are as follows:

Date:	Tuesday, December 14, 2021
Time:	9:00 a.m. EST to 11:30 a.m. EST
Webcast Access:	https://webinars.vantagevenues.com/algonquin-investor-day-2021/
Presentation will also be available at: www.algonquinpowerandutilities.com
Dial-in Access:	Toll Free Canada/U.S.	1-833-670-0721
Please use following passcode to join the conference call: 9180565
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans”, “prospective”, “forecasts”, , “outlook” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected performance and growth of AQN, including expectations regarding Adjusted Net Earnings per share; capital expenditure plans; investment opportunities; development projects (including Blue Violet and Riverbend, as well as projects co-owned with Chevron); greenfield opportunities and pipelines; and the expected beneficial impacts on AQN of the energy transition. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2020, and in AQN's Management Discussion & Analysis for the three months and nine months ended September 30, 2021 (the "Interim MD&A"), each of which is available on SEDAR and EDGAR. In addition, the Company’s expected Adjusted Net Earnings per share range of $0.72 to $0.77 for the 2022 fiscal year is based on the following additional assumptions:
•normalized weather patterns in the geographical areas in which the Company operates or has projects;
•rate decisions in line with expectations;
•renewable energy production and realized pricing consistent with long-term averages;
•no impacts from COVID-19 on operations;
•closing of the acquisition of New York American Water Company, Inc. at the beginning of 2022; and
•closing of the acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. in mid-2022.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The term “Adjusted Net Earnings” is not a recognized measure under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings” and, consequently, AQN's method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, including a reconciliation to net earnings, is set out below and can also be found in the Interim MD&A and the Annual MD&A.
“Adjusted Net Earnings” is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses “Adjusted Net Earnings” to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to the Tax Cuts and Jobs Act, costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of AQN. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. “Adjusted Net Earnings” is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@AQNorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500